Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

September 20, 2017

The big €uro interview

"Wolfgang Reitzle has a strong sense of how to do this"

Linde CEO Aldo Belloni on the planned merger with US competitor Praxair, passive shareholders and the role of Reitzle, Chairman of the Supervisory Board

By Sabine Gusbeth

€uro: Mr Belloni, the offer you have presented to the Linde shareholders to convince them to exchange their shares for shares in the new Linde plc is 1,337 pages long (link). Be honest, have you read it all?
Aldo Belloni: I believe I do know the document quite well (laughs).

For the benefit of undecided Linde shareholders, could you explain the most important reasons for the merger?
There are three key reasons for the transaction: First, we are merging two complementary, leading companies for industrial gases and thus combining Linde’s outstanding position in engineering and technology with Praxair’s operational excellence. Second, the merged company will be represented in all major regions and end markets and benefit from a more balanced global portfolio. Third, the transaction will bring about considerable synergies.

The savings potential is to amount to 1.1 billion euros. How do you intend to achieve that?
The majority of the expected savings are to be achieved through cost synergies and reductions, including the improvement of internal processes and organisational structures. We want to achieve further savings through more efficient use of facilities and thus lower capital expenditure, by optimising sales and by avoiding replacement investments in the regions where we have overlap. Finally, we expect additional growth to bring further synergies through better global reach and a broader and better product portfolio offered by the combined group.

Is it true that you are planning to remove a management level from Linde?
I cannot answer that question because we are only at the start of the discussion on the shape of the future organisation.

The new Linde would have a market share of up to 40 per cent. What benefits does this bring?
Our business is essentially local and market shares vary widely across regions. The transaction is mainly about bringing together complementary competencies, creating a more balanced portfolio and synergies. This will put the new company in an excellent position to attract and retain customers. I am convinced that this merger brings benefits for all stakeholders, including the shareholders.

A total of 24 antitrust authorities must approve the merger. You will surely have to dispose of some assets, particularly in the US. You have set a pain threshold of compulsory sales amounting to a total revenue of 3.75 billion euros. What happens if that figure is exceeded?
We are confident that it won’t come to that. After all, we have had considerable experience with the antitrust authorities through our acquisitions of competitors BOC and AGA in recent years.

Aldo Belloni was born on 23 January 1950 in Milan. He studied engineering and chemistry. In 1980 he started his career at Linde in Munich. Within 20 years, he rose from sales engineer to plant engineering director at the industrial gases group. Belloni was a member of the Executive Board for 14 years, most of the time under Linde CEO Wolfgang Reitzle. After reaching the age limit of 65, he retired in 2014. In December 2016, he followed the call of his former colleague on the Executive Board and Linde Supervisory Board Chairman Reitzle, who put him forward for the position of chief executive officer at Linde.

The merger has attracted a range of criticisms - the threat of job cuts, the shareholders’ lack of say in the matter, the form of the merger and the role of the Chairman of the Supervisory Board, Wolfgang Reitzle. How do you counter these criticisms?
In talks with our investors we regularly explain why this merger makes sense from an industrial point of view and why the benefits outweigh any costs. Growth secures jobs. In 2006 Wolfgang Reitzle made Linde into the global market leader by taking over the British competitor BOC – at that time the deal was not criticised at all. This time we want to seize our opportunities again and actively shape our future. Wolfgang Reitzle has a strong sense of how to do this, but this transaction is not just about him, it’s about the chance for a forward-looking, strategic course of action.

Linde took over BOC at that time. Now a merger of equals is to take place, although Linde has almost twice the revenue and more than twice as many employees. Despite this, the CEO and CFO of the new Linde will come from Praxair. It sounds like power is being taken via the back door.

Don’t forget that Wolfgang Reitzle will be Chairman of the Board. In addition, current Linde board members will be responsible for the operating business of Linde Engineering, the growth market of Asia-Pacific and that of Europe, the Middle East and Africa (EMEA). Each side is equally represented.

Nevertheless, the CEO and CFO are the ones who determine the company’s strategy.
I don’t know of any major industrial company where the CEO and CFO determine the strategy alone.

All the same, the impression remains that the return on sales was sought out as a figure where Praxair performs better than Linde in order to justify a merger of equals.
No, I don’t believe we have placed too much emphasis on the return on sales figure. Linde is active in over 100 countries, Praxair in fewer than 30. There are already regions where we generate a similar or even higher return than Praxair. We could separate from our businesses in less profitable countries and thus downsize our way to a healthier balance sheet. But that’s not what we want to do. With its sharp focus primarily on the US, Canada, Mexico and Brazil, Praxair has developed extremely efficient internal processes. These are tools that can also work well at Linde. And our major shareholders share this view.

Don’t you think Steve Angel, as the new CEO of Linde plc, will do exactly that – withdraw from certain countries to increase efficiency?
We’ve had initial discussions with him about portfolio management. But it's still too early to make any decisions. Regardless of that, every so often there are reasons to withdraw from certain countries, for security reasons or because the economy is heading down a blind alley. Such considerations are sure to arise for the new management of Linde plc as well.

The combination of Linde and Praxair is not actually a merger, but a takeover by the newly founded parent company. In the case of a real merger, the German shareholders would have to vote on the decision at the AGM. Did you intend to get around this with the holding construction?
That’s an inaccurate assessment. We opted for a much more democratic process. Since 15 August every single shareholder has had the option of exchanging his or her shares for shares in the new Linde. This is in accordance with the law. By the way: it would probably have been easier to pass the resolution at the AGM since a favourable vote of the majority of the share capital represented at the meeting would already have been sufficient. Furthermore, there was a risk that the result would have been challenged in court later. Such legal challenges are extremely commonplace these days. It would have led to chaos.

Was that the reason why you didn’t want it to go to a vote? Because you feared legal challenges that would bring the process to a halt?
It was certainly not the only reason, but nevertheless an important one. The timetable for the merger is very tight. If we have reached the target 75 per cent threshold by 24 October, the clock will start ticking. We will then have twelve months to do everything outlined in the offer document, in particular the antitrust provisions. If we don’t manage that, it will all have been for nothing.

Another criticism of the merger is the structure with the headquarters in Dublin at the premises of Praxair’s law firm. Is there more than one letterbox there?
No, the holding has been incorporated under Irish law, but nothing further is planned for Dublin. The corporate functions are based in London, which is a more significant location for us. That’s where the Board of Directors will meet. The AGM will presumably also be held in London, and it is where all the dividends will be collected and transferred.

Speaking of which, Linde has always been a guarantor of stable dividend payouts. What is Linde plc's future dividend policy?
The distribution policy is unlikely to change. This is also stated in the offer document.

How are the shareholders reacting at the moment? How high is the current acceptance rate?
On 12 September it was 4.1 per cent. We are very satisfied with this at this point in time. As usual in such an exchange offer, the majority of shares tend to be exchanged late on the process.

If it becomes clear that you won’t reach the acceptance threshold, will you lower it?
We don’t expect that this will be necessary. But if it were, we would discuss that option with Praxair.

And you would view that as justifiable in terms of shareholder democracy?
Other companies have successfully taken that route in the past. But I am convinced: we are not battling resistance, we are battling passivity. That is an entirely different thing.

What could cause the merger to fail at this stage?
The most immediate hurdle is certainly the acceptance threshold of 75 per cent. But we also need to keep an eye on antitrust requirements and softer factors such as employee motivation. After all, we are merging two companies with different cultures.

Linde AG
The long-standing CEO Wolfgang Reitzle shaped the industrial gases group Linde into its current form. When the engineer moved to the top of the company, founded in 1879, in 2003 it sold not only gases but also forklifts, refrigerators and snow cannons. Reitzle moved away from the areas and focused fully on gases. These now account for almost 90 per cent of the company's sales of 16.9 billion euros. In 2006, Linde acquired the British competitor BOC and became the world market leader. Under Reitzle's successor, Wolfgang Büchele, the company lost its leading position. The merger with Praxair will bring Linde back to its world leader position.

All pictures: Axel Griesch for €uro

LEGENDS FOR PLANET COMMUNICATIONS POST EFFECTIVENESS OF
THE S-4 AND PUBLICATION OF THE EXCHANGE OFFER DOCUMENT

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, Linde plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.